UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

SUBSCRIPTION NOTICE

FLOATING RATE CLASS 8 NOTES DUE 2013 FOR A TOTAL PRINCIPAL AMOUNT OF UP TO PS.150,000,000

within the framework of the Global Medium Term Corporate Notes Issuance Program for a nominal value of up to US $600,000,000 (or the equivalent in other currencies)

We hereby notify the public that Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) (the “Company”) offers for subscription Floating Rate Class 8 Notes due 2013 for a total of up to Ps. 150,000,000 (the “Notes”), to be issued within the framework of the Global Medium Term Corporate Notes Issuance Program for a nominal value of up to US$600,000,000 (or the equivalent in other currencies) (the “Program”), authorized by Certificate No. 130 dated November 5, 1996, Certificate No. 193, dated February 27, 1998, and Certificate No. 28 dated September 4, 2001, Resolution No. 15,359, dated March 23, 2006 and Act of the Board of the National Securities Commission (“CNV”) dated November 28, 2007, in accordance with the terms and conditions indicated in the Program Prospectus dated April 20, 2009 (the “Prospectus”) and in the Pricing Supplement dated April 20, 2009 (the “Pricing Supplement”), each published in the daily bulletin of the Buenos Aires Stock Exchange (the “BCBA”). The Notes are being issued in accordance with the following:

1) The Underwriters: Banco Comafi S.A., located at Av. Roque Saenz Peña, 2nd Floor, in the city of Buenos Aires, Argentina, and Macro Securities S.A., located at Sarmiento 447, 8th Floor, in the city of Buenos Aires, Argentina (together, the “Underwriters”), have been appointed by the Company to act as the underwriting agents of the Notes.

2) Subscription Period: Interested parties may present a purchase order to subscribe the Notes (the “Purchase Order”) at the aforementioned address of the Underwriters, from April 23, 2009 to April 29, 2009 from 10am until 3pm (the “Subscription Period”), unless such Subscription Period is suspended or postponed by the Company after consulting the Underwriters. Any such suspension or postponement would be disclosed in the daily bulletin of the BCBA for one day and, at the Company’s option, for one or more days and in one or more diaries of general circulation in Argentina.

During the Subscription Period, those interested in subscribing the Notes should present the Purchase Order as described in the Pricing Supplement and by the Underwriters.

3) Principal Amount Offered: The Notes are being offered for a principal amount of up to Ps.150,000,000 as described in the Pricing Supplement. The total principal amount of the Notes will be determined prior to the Issuance Date (as defined below) and will be disclosed in an additional notice to the Pricing Supplement which will be published in the daily bulletin of the BCBA. Such decision will be made based on the result of the sale of the Notes detailed in the “Distribution Plan” of the Pricing Supplement.

4) Issuance Currency, Subscription and Integration: The Notes will be issued in Pesos. The subscription and integration of the Notes will be in Pesos.

5) Minimum Amount of Subscription: Ps.1,000 and multiples of Ps.1 if greater than such amount.

6) Issuance Date: Unless the Company decides to suspend and/or postpone the Subscription Period, the Notes will be issued May 4, 2009 (the “Issuance Date”).

7) Issuance Price: 100% of the par value of the principal amount of the Notes.

8) Interest Rate: Capital that is not amortized will accrue interest at a variable rate equivalent to the Reference Rate (defined below) plus the Margin (as defined below) (the “Interest Rate”). The Interest Rate corresponding to each interest accrual period will be calculated by the Company and disclosed in a payment notice corresponding to the accrued interest during such period to be published in the daily bulletin of the BCBA. Interest payments will be made each quarter.

9) Reference Rate: The greater of (i) the average of the Private BADLAR Rate (or, if the Central Bank of the Republic of Argentina suspends the publication of such rate, the substitute rate applicable in accordance with the Pricing Supplement) published during the period that begins the seventh Business Day prior to the beginning of each Interest Accrual Period and ends the seventh Business Day prior to the corresponding Interest Payment Date, and (ii) 8% per annum.

10) Margin: To be added to the Reference Rate, expressed as a nominal annual percent, and which will be determined and disclosed in accordance with the “Distribution Plan” of the Pricing Supplement.

11) Maturity Date and Amortization: The Notes will mature four (4) years from the Date of Issuance (“Maturity Date”). The payment of principal on the Notes will be made through 13 equal and consecutive payments, each of the first 12 payments amounting to 7.69% and the rest at an amount equal to 7.72%, and in total equal to 100%, of the total Principal Amount of the Notes, to be paid each quarter on the day of month corresponding to the Issuance Date, beginning on the first anniversary of the Issuance Date. The final payment of principal on the Notes will be on the Maturity Date.

12) Rating: The Program has been rated by Standard & Poor’s as “raA” with a stable outlook. In addition, the Notes have been rated by Moody’s as “A1.ar” at a national level and “B2” at a global level, with a stable outlook, and rated by Evaluadora Latinoamericana S.A. as “A”. For more information see the “Credit Rating” section of the Pricing Supplement.

13) Listing and Negotiation: We have requested the authorization of the BCBA for the listing of the Notes and Mercado Abierto Electronico S.A. for the negotiation of the Notes. However, these authorizations have not been granted as of the date of this notice and the Company cannot guarantee that these authorizations will be granted by such entities.

The remaining terms and conditions of the Notes are described in the Prospectus and in the Pricing Supplement.

Any interested parties can request copies of the Prospectus and the Pricing Supplement at the Underwriters' address as provided above, at the Company’s address located at Azopardo 1025, C1107ADQ, City of Buenos Aires, Argentina and at the CNV website (www.cnv.gov.ar).

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Before making an investment decision with respect to the Notes, any interested party should consider the totality of the information included in the Prospectus and the Pricing Supplement (including, but not limited to, the Risk Factors and the Plan of Distribution).

Managers and Underwriting Agents

Contacts

Banco Comafi S.A.			Macro Securities S.A. Sociedad de Bolsa
Javier Gourdy Allende	4338-9270	javierg@comafi.com.ar	Agustin Devoto	5222-8936	Agustindevoto@macro.com.ar
Jorge Oteiza	4347-0428	jorgeo@comafi.com.ar	Lucas Raimundez	5222-8978	Lucasraimundez@macro.com.ar
			Walter Herrlein	5222-8970	Walterherlein@macro.com.ar

The public offering of the securities that this notice refers to has been authorized by Certificate No. 130, dated November 5, 1996, Certificate No. 193, dated February 27, 1998, Certificate No. 286, dated September 4, 2001, Resolution No. 15,359 dated March 23, 2006 and the Act of the Board of the CNV dated November 28, 2007. Such authorization only means that the CNV disclosure requirements have been met. The CNV has not in any way endorsed the information contained in the Prospectus and/or the Pricing Supplement. The information included in this notice is incomplete and should be considered in conjunction with the information contained the Prospectus dated April 20, 2009 and the Pricing Supplement dated April 20, 2009.

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The date of this notice is April 22, 2009

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: April 23, 2009